SMI PRODUCTS, INC.
                                3503 Cedar Locust
                               Sugarland, TX 77479







May 16, 2006

MAIL STOP 3561

Tia Jenkins
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:   SMI Products, Inc. ("Registrant")
      Form 10-KSB/A
      Filed April 4, 2006
      File Number 333-55166

Ladies/Gentlemen:

In response to your comments dated April 18, 2006, the Registrant has made the following amendments, corresponding to your enumerated paragraphs:

ITEM 8A. CONTROLS AND PROCEDURES

1. The document has been amended to include the information required by Items 307 and 308(c) of Regulation S-B.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

2. The document has been amended to include the information required by Item 9(e) of Schedule 14A.

In addition, the Registrant hereby acknowledges that:

     1. the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. the Registrant may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding this filing, please do not hesitate to contact me.


Very truly yours,


/s/ JAMES M. CHARUK
__________________________
    James M. Charuk
    President and Director


cc: Amisano Hanson, Chartered Accountants
    Michael J. Morrison, Esq.